UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 12, 2018 (July 6, 2018)

Date of Report (Date of earliest event reported)

Legacy Reserves LP

(Exact name of registrant as specified in its charter)

Delaware	001-33249	16-1751069
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

303 W. Wall St, Suite 1800,

Midland, TX 79701

(Address of principal executive offices) (Zip Code)

(432) 689-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on March 23, 2018, Legacy Reserves LP, a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Initial Merger Agreement”), by and among the Partnership, Legacy Reserves GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Legacy Reserves Inc., a Delaware corporation and a wholly owned subsidiary of the General Partner (“New Legacy”), and Legacy Reserves Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of New Legacy (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Partnership, with the Partnership continuing as the surviving entity and as a wholly owned subsidiary of New Legacy (the “Merger”).

Stipulation and Agreement of Settlement

On March 28, 2018, a holder of the 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of the Partnership (the “Series A Preferred Units”) and the 8% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of the Partnership (the “Series B Preferred Units” and, together with the Series A Preferred Units, the “Preferred Units”) filed a putative class action challenging the Merger against the Partnership, the General Partner and New Legacy (the “Doppelt Action”) in the Court of Chancery of the State of Delaware (the “Court”). The initial complaint in the Doppelt Action contained two causes of action challenging the Merger, including breach of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and breach of the implied covenant of good faith and fair dealing. The plaintiff in the Doppelt Action sought injunctive relief prohibiting consummation of the Merger or, in the event the Merger is consummated, rescission or rescissory damages, as well as reasonable attorneys’ and experts’ fees and expenses. On April 4, 2018, a motion to expedite was filed in connection with the Doppelt Action, by which the plaintiff sought a hearing on a motion for a preliminary injunction prior to the close of the Merger and requested that the Court set an expedited discovery schedule prior to any such hearing. The plaintiff in the Doppelt Action also filed a lawsuit against the Partnership and the General Partner in 2017 for breach of the Partnership Agreement based on the treatment of the accrued but unpaid preferred distributions as “guaranteed payments” for tax purposes (the “Doppelt Tax Action”).

A second putative class action lawsuit challenging the Merger was filed in the Court on April 3, 2018 against the Partnership, the General Partner and New Legacy (the “Chammah Ventures Action”). The Chammah Ventures Action contained the same causes of action and sought substantially the same relief as the Doppelt Action.

On April 13, 2018, the Court issued an order consolidating the Doppelt Action and Chammah Ventures Action (together, the “Consolidated Action”) and appointing the plaintiff in the Doppelt Action as lead plaintiff and his counsel as lead counsel for the putative class action. On April 13, 2018, the Court also granted the motion to expedite the Consolidated Action. On April 23, 2018, the plaintiff in the Consolidated Action filed an amended complaint, adding an additional count for breach of the Partnership Agreement. A hearing on the plaintiff’s motion for a preliminary injunction and the Partnership’s motion to dismiss occurred on June 4, 2018.

On June 22, 2018, the Partnership, New Legacy, the General Partner and the plaintiff in the Consolidated Action reached an agreement in principle to settle the Consolidated Action. The parties submitted a stipulation and agreement of settlement to the Court on July 6, 2018 (the “Settlement Agreement”) and, on July 11, 2018, the Court entered a scheduling order for consideration of the Settlement Agreement (the “Scheduling Order”). The Scheduling Order sets September 12, 2018 as the date for the hearing at which the Court will consider (i) the fairness of the Settlement Agreement; (ii) whether a judgment should be entered dismissing the Consolidated Action with prejudice; (iii) the plaintiff’s counsel’s application for fees and expenses; and (iv) any objections to the Settlement Agreement. The Settlement Agreement, if approved by the Court, will grant holders of Series A Preferred Units and Series B Preferred Units approximately 10,730,000 shares of common stock in New Legacy in addition to the approximately 16,913,592 shares those holders would collectively receive pursuant to the exchange ratios that were included in the Initial Merger Agreement. In exchange, the class of holders of Preferred Units (dating back to January 21, 2016 through the consummation of the Merger) have agreed to release the Partnership, the General Partner and New Legacy, and any of their parent entities, controlling persons, associates, affiliates, including any person or entity owning, directly or indirectly, any portion of the Partnership GP, or subsidiaries and each and all of their respective officers, directors, stockholders, employees, representatives, advisors, consultants and other released parties, from liability for any claims related to or arising out of the rights inhering to the Preferred Units (subject to limited exceptions related to tax liabilities), including all claims brought in the Consolidated Action. As part of the Settlement Agreement, the Doppelt Tax Action will be dismissed. Each of the administrative agent for the Third Amended and Restated Credit Agreement, among the Partnership, as borrower, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto, dated as of April 1, 2014 (as amended, the “Revolving Credit Agreement”), and the majority lenders under the Term Loan Credit Agreement, among the Partnership, as borrower, Cortland Capital Market Services LLC, as administrative agent and the lenders party thereto, dated as of October 25, 2016 (as amended, the “Term Loan Credit Agreement”), have consented to the terms of the Settlement Agreement, as required pursuant to the terms of the Revolving Credit Agreement and the Term Loan Credit Agreement, respectively.

A third putative class action lawsuit challenging the Merger was filed against the Partnership, the General Partner, New Legacy and Merger Sub on April 27, 2018 by Patrick Irish in the District Court in Midland County, Texas (the “Irish Action”). The Irish Action contains the same general causes of action as the initial complaint filed in the Doppelt Action and the Chammah Ventures Action and seeks the same relief. The Partnership, the General Partner, New Legacy and the plaintiff’s counsel in the Consolidated Action have agreed to coordinate efforts to obtain a dismissal of the Irish Action following the consummation of the Merger.

In connection with the Settlement Agreement, the Partnership has agreed to pay up to $5.7 million for fees and expenses to counsel for the plaintiff, and the plaintiff’s counsel has agreed not to request more than such amount in its fee application to the Court. This payment will be paid for with proceeds from the Partnership’s insurance policy. The Settlement Agreement, including the plaintiff’s counsel’s request for fees and expenses, is subject to approval by the Court. The Settlement Agreement provides for a period of time during which class members will be notified of the settlement and given an opportunity to object to the terms of the Settlement Agreement. Pursuant to the terms of the Settlement Agreement, the class would be certified as a non-opt out class, meaning that all holders of Preferred Units would be bound by the terms of the Settlement Agreement if approved by the Court.

The foregoing description of the Settlement Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Amended and Restated Merger Agreement

On July 9, 2018, New Legacy, the Partnership, the General Partner and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”). The A&R Merger Agreement incorporates the previously disclosed terms and conditions of the Initial Merger Agreement, except as otherwise described herein.

The A&R Merger Agreement provides that (i) with respect to the Series A Preferred Units, each Series A Preferred Unit will be converted into the right to receive 2.92033118 shares of common stock in New Legacy (for a total of approximately 6,716,762 shares of common stock of New Legacy for the 2,300,000 Series A Preferred Units outstanding), (ii) with respect to the Series B Preferred Units, each Series B Preferred Unit will be converted into the right to receive 2.90650421 shares of common stock in New Legacy (for a total of approximately 20,926,830 shares of common stock of New Legacy for the 7,200,000 shares of Series B Preferred Units outstanding), (iii) for the purposes of clarification, phantom units that settle in units representing limited partner interests in the Partnership (the “Units” and the holders of Units, the “Unitholders”) are included in the definition of “Restricted Unit”, (iv) the board of directors of the General Partner shall take all necessary actions to allow the Unitholders to vote at a special meeting of the Unitholders (the “Special Meeting”) on a proposal to approve the classification of the board of directors of New Legacy, to be in effect following the closing of the A&R Merger Agreement (the “Classified Board Proposal”), (v) the Form of Amended and Restated Certificate of Incorporation of New Legacy attached as Exhibit A to the A&R Merger Agreement is revised to note where modifications will need to be made based on the outcome of the Classified Board Proposal and to remove Section 10.3 thereto (the provision designating the Court of Chancery of the State of Delaware as the sole and exclusive forum to bring certain actions against New Legacy), (vi) the Form of Amended and Restated Bylaws of New Legacy attached as Exhibit B to the A&R Merger Agreement is revised to note where modifications will need to be made based on the outcome of the Classified Board Proposal, (vii) Exhibit C to the A&R Merger Agreement designating New Legacy’s Board of Directors following the consummation of the Merger is revised to note that if the Classified Board Proposal is not approved, the six members noted on Exhibit C will serve as New Legacy’s Board of Directors in a single class that is elected annually and (viii) Exhibit D to the A&R Merger Agreement designating New Legacy’s officers following the consummation of the Merger is revised to identify additional officers that have been appointed as officers of the Partnership GP since the date of the Initial Merger Agreement. The closing of the A&R Merger Agreement is not conditioned on the approval of the Classified Board Proposal by the Unitholders.

If the Classified Board Proposal is approved by holders of a majority of the votes cast (not including abstentions and broker non-votes) by Unitholders who are present (in person or by proxy) and entitled to vote at the Special Meeting, then concurrent with the closing of the A&R Merger Agreement, the board of directors of New Legacy will be reconstituted into three classes of two directors each, and the members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). If the Classified Board Proposal is not approved by the Unitholders, the board of directors of New Legacy will consist of a single class of six directors, each of whom will serve until the next annual meeting of shareholders at which his or her successor has been duly elected and qualified or until their earlier death, resignation or removal.

The foregoing description of the A&R Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the A&R Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein. The A&R Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the Partnership, New Legacy or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the A&R Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the A&R Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the A&R Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Partnership, New Legacy, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Partnership or New Legacy or their subsidiaries or affiliates.

Item 5.01	Changes in Control of Registrant.

The information set forth in Item 1.01 is hereby incorporated by reference into this Item 5.01.

Additional Information and Where to Find It

This communication relates to the proposed corporate reorganization between the Partnership and New Legacy (the “Transaction”). The Transaction will be submitted to the Partnership’s unitholders for their consideration and approval. In connection with the Transaction, the Partnership and New Legacy have prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including a preliminary proxy statement of the Partnership and a preliminary prospectus of New Legacy (the “proxy statement/prospectus”). In connection with the Transaction, the Partnership plans to mail the definitive proxy statement/prospectus to its unitholders.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about the Partnership and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Partnership and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from the Partnership’s investor relations website at https://www.legacylp.com/investor-relations.

Participants in Solicitation Relating to the Transaction

The Partnership and the General Partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the Partnership’s unitholders in respect of the Transaction that will be described in the proxy statement/prospectus. Information regarding the directors and executive officers of the General Partner is contained in the Partnership’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 6, 2018.

A more complete description is available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the Transaction to the Partnership and its unitholders, final court approval of the Settlement Agreement, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of the Partnership, which could cause results to differ materially from those expected by management of the Partnership. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in the Partnership’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, the Partnership undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2018, by and among Legacy Reserves Inc., Legacy Reserves Merger Sub LLC, Legacy Reserves LP and Legacy Reserves GP, LLC.

10.1	Stipulation and Agreement of Settlement, dated July 6, 2018, by and among Legacy Reserves Inc., Legacy Reserves LP, Legacy Reserves GP, LLC, the other released parties thereto, plaintiff Jeffrey Doppelt, the members of the Settlement Class (as defined therein), and the other releasing parties thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Legacy Reserves LP

Date: July 12, 2018	By:	/s/ James Daniel Westcott
James Daniel Westcott
President and Chief Financial Officer